September 22, 2000

Via EDGAR and Facsimile: (202) 942-9635

Ms. Amy Moorehouse
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

RE: Elast Technologies, Inc. - File No. 333-92221

Dear Ms. Moorehouse;

Please withdraw the Post-Effective Amendment to the Form SB-2 submission for the above-referenced company that was filed on March 14, 2000. Thank you for your assistance, and if there are any questions, please do not hesitate to contact the Company's attorney, Sean P. Flanagan, Esq., at (702) 650-5660.

Sincerely,
Elast Technologies, Inc.

By: /s/ Thomas Krucker
Thomas Krucker, President